Exhibit 99.6

CorpBanca Announces Fourth Quarter 2009

Financial Results

Santiago, Chile, March 1, 2010 – CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, announced its financial results for the fourth quarter ended December 31, 2009. This report is based on the unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our December 31, 2009 exchange rate of Ch$507,52 per U.S. dollar.

CorpBanca’s Fourth Quarter 2009 Financial Results Press Release:

(Please click on the link below)

http://www.capitallink.com/press/corpbanca030110.pdf

CorpBanca’s Conference Call on the Fourth Quarter 2009 Results will take place tomorrow, Tuesday – March 2, 2010:

Time:	1:30 pm (Santiago, Chile)
11:30 am EST (US)
4:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Friday, March 5, 2010.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com, Please click on the button “FOURTH QUARTER 2009 FINANCIAL RESULTS WEBCAST”, The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.: 1866 247 4222	Access Code:	2339939#
Instant Replay Number	OTHER: +44 1452 550 000	Access Code:	2339939#
Instant Replay Number	U.K.: 0800 953 1533	Access Code:	2339939#

About CorpBanca

CorpBanca (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Contacts:

Sergio Benavente CFO, CorpBanca Santiago, Chile Phone: (562) 660-2559 investorrelations@corpbanca.cl

John Paul Fischer Investor Relations Santiago, Chile Phone: (562) 660-2141 john.fischer@corpbanca.cl

Nicolas Bornozis President, Capital Link New York, USA Phone: (212) 661-7566 nbornozis@capitallink.com